ESP Resources, Inc.
1255 Lions Club Road
Scott, LA 70583

November 22, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ESP Resources, Inc.
Registration Statement on Form S-1
File Number 333-169975
Application for Withdrawal of Registration Statement on Form S-1Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), ESP Resources, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof of at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-169975, which was filed with the SEC on October 15, 2010.

The Form S-1 Registration Statement is being withdrawn because the Company is amending the financial statements and exhibits filed with the Registration Statement and plans to re-file the Registration Statement on Form S-1 as a new document.  The Company believes the withdrawal is in the best interests of the Company’s stockholders and is consistent with the public interest and protection of investors.  The Company confirms that no securities have been sold in connection with this Registration Statement

If you have any questions regarding this request, please contact the Company’s legal counsel, David M. Rees of Vincent & Rees at (801) 303-5730.

Very truly yours,

ESP Resources, Inc.

/s/ David Dugas
David Dugas, President